Keryx Biopharmaceuticals, Inc.

750 Lexington Ave., 20th Floor

New York, NY 10022

December 18, 2013

Via EDGAR Filing

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Keryx Biopharmaceuticals, Inc.

Annual Report on Form 10-K

Filed March 12, 2013

File No. 000-30929

Dear Mr. Riedler:

This letter acknowledges receipt by Keryx Biopharmaceuticals, Inc. (the “Company”) of your comment letter dated December 13, 2013 addressed to Ron Bentsur, Chief Executive Officer of the Company (the “Commission Letter”). Due to the scheduling difficulties during the holiday season, the Company hereby requests an extension until January 6, 2014 to respond to the Commission Letter. We appreciate the Staff’s accommodation of our request.

Should you have any questions or comments or require further information or documentation, please contact Mark McElreath of Alston & Bird LLP, the Company’s counsel, at (212) 210-9595.

Sincerely,

/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer